Exhibit 21.2

ZincFive, Inc.

Foreign and Domestic Subsidiaries

Company Name	Jurisdiction
ZincFive Power, Inc.	Delaware
ZincFive, LLC	Oregon
Blue Earth Power Solutions, Inc.	Oregon
ZincFive, GmbH	Germany
PowerGenix Systems (Shenzen) Co. Ltd.	People’s Republic of China
Hunan ZincFive Power Co. Ltd.	People’s Republic of China